EXHIBIT 12.1
ALEXANDRIA REAL ESTATE EQUITIES, INC.
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

			Years Ended December 31,
	Nine Months Ended September 30, 2018		2017		2016		2015		2014		2013

Income (loss) from continuing operations before noncontrolling interests (a)	$378,472		$178,778		$(49,615)		$144,506		$104,991		$139,349
Add: interest expense	117,256		128,645		106,953		105,813		79,299		67,952
Subtract: noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(17,428)		(25,111)		(16,102)		(1,897)		(4,856)		(954)
Earnings available for fixed charges (b)	$478,300		$282,312		$41,236		$248,422		$179,434		$206,347

Fixed charges:
Interest incurred	$163,574		$186,867		$159,403		$142,353		$126,287		$128,038

Preferred stock dividends	3,905		7,666		20,223		24,986		25,698		25,885
Preferred stock redemption charge	—		11,279		61,267		—		1,989		—
Total combined fixed charges and preferred stock dividends	$167,479		$205,812		$240,893		$167,339		$153,974		$153,923

Consolidated ratio of earnings to fixed charges	2.92	(c)	1.51	(d)	0.26	(e)	1.75	(f)	1.42	(g)	1.61

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	2.86	(c)	1.37	(d)	0.17	(e)	1.48	(f)	1.17	(g)	1.34

(a)	Includes gains on sales of land parcels that are not attributable to discontinued operations and excludes equity in earnings from unconsolidated real estate joint ventures.

(b)
For purposes of calculating the consolidated ratio of earnings to fixed charges and consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before noncontrolling interests and interest expense less noncontrolling interests in income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest).

(c)
Ratios for the nine months ended September 30, 2018, include the effect of impairment of real estate aggregating $6.3 million, loss on early extinguishment of debt aggregating $1.1 million, and unrealized gains aggregating $194.5 million classified within investment income in our consolidated statements of income.

(d)
Ratios for the year ended December 31, 2017, include the effect of losses on early extinguishment of debt aggregating $3.5 million, a preferred stock redemption charge of $11.3 million, and impairment of real estate of $203 thousand.

(e)
Fixed charges and combined fixed charges and preferred stock dividends exceeded earnings by $118.2 million and $199.7 million, respectively, for the year ended December 31, 2016. Ratios for the year ended December 31, 2016, include the effect of losses on early extinguishment of debt aggregating $3.2 million, a preferred stock redemption charge of $61.3 million, and impairment of real estate of $209.3 million.

(f)	Ratios for the year ended December 31, 2015, include the effect of losses on early extinguishment of debt of $189 thousand and impairment of real estate of $23.3 million.

(g)
Ratios for the year ended December 31, 2014, include the effect of losses on early extinguishment of debt aggregating $525 thousand, a preferred stock redemption charge of $2.0 million, impairment of land parcel of $24.7 million, and impairment of real estate of $27.0 million.